

File No.82-34675

Our Ref : BS(2005)215(JY)

3 October 2005

05011694

Office of International Corporate Fin__.
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

PROCESSED

OCT 18 2005

THOMSON
FINANCIAL

SUPPL

Dear Sirs,

BOC Hong Kong (Holdings) Limited
Rule 12g3-2(b) File No.82-34675

We enclose the Monthly Return on Movement of Listed Equity Securities filed by the Company with the Stock Exchange of Hong Kong Limited (the "HKSE") for the month ended 30 September 2005 for your attention.

Please note that the above document is being furnished to the Securities and Exchange Commission (the "SEC") on behalf of the Company pursuant to the exemption from the Securities Exchange Act of 1934 (the "Act") afforded by Rule 12g3-2(b) thereunder.

This information is being furnished under paragraph (1) of Rule 12g3-2(b) with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

..../page 2



Yours faithfully,
For and on behalf of
BOC Hong Kong (Holdings) Limited

Jason C.W. Yeung
Company Secretary

Encl.

 **VETTED   UNVETTED   MONTHLY RETURN   SUBMISSION MANAGEMENT   DOWNLOAD DOC TEMPLATE   PROFILE ADMIN   LOGOUT**

Monthly Return On Movement of Listed Equity Securities (Form I)

Your submission has been approved ! Please record the Submission No. for future reference.

Submission Details

Date/Time submitted	03/10/2005	11:00:16	Submitted By	02388P03
Date/Time Approved	03/10/2005	11:04:35	Approved By	02388P02
Submission No.	EBIS-051003-00002		Status	Approved

Company Code	LM02388	BOC Hong Kong (Holdings) Limited
Your Capacity		
Announcement Category	Unvetted	Announcement Type	Monthly Return I
Contact Person	Jason C. W. Yeung	
Contact No.	28462700	

For the month ended : 30/09/2005

Name of Company	LM02388	BOC Hong Kong (Holdings) Limited
Contact Person	Jason C. W. Yeung	
Contact Telephone No.	28462700	Date submitted	03/10/2005

Section A   Section B   Section C   Section D

A. Information on Types of Listed Equity Securities (please tick wherever applicable, more than one is acceptable)

☑ Ordinary shares   ☐ Preference shares
☐ Equity Warrants   ☐ Other Classes of Shares

Section A   Section B   Section C   Section D

B. Movement in Authorised Share Capital

(1) Stock Code : 2388   Description :

	No. of Shares	Par Value		Authorised Share Capital
Balance at close of preceding month	20,000,000,000	HKD	5.00	100,000,000,000
Increase/(Decrease) (EGM approval date)				
(dd/mm/yyyy)				
Balance at close of the month	20,000,000,000	HKD	5.00	100,000,000,000

(2) Stock Code :   Description :

	No. of Shares	Par Value		Authorised Share Capital
Balance at close of preceding month		HKD		
Increase/(Decrease) (EGM approval date)				
(dd/mm/yyyy)				
Balance at close of the month		HKD		

2. Preference Shares

Stock Code :   Description :

	No. of Shares	Par Value		Authorised Share Capital
Balance at close of preceding month		HKD		
Increase/(Decrease) (EGM approval date)				
(dd/mm/yyyy)				
Balance at close of the month		HKD		

3. Other Classes of Shares

Stock Code :   Description :

	No. of Shares	Par Value		Authorised Share Capital
Balance at close of preceding month		HKD		
Increase/(Decrease) (EGM approval date)				
(dd/mm/yyyy)				
Balance at close of the month		HKD		

Section A   Section B   Section C   Section D

C. Movement in Issued Share Capital

	No. of ordinary shares (1)	(2)	No. of Preference shares	No. of other classes of shares
Balance at close of preceding month	10,572,780,266			
Increase/(Decrease) during the month				
Balance at close of the month	10,572,780,266			

Section A   Section B   Section C   Section D

D. Details of Movement

Share Options

Total No. of Options at Close of Preceding Month	Total Granted During the Month	Total Exercised During the Month	Total Cancelled During the Month	Total No. of Options Lapsed During the Month	Total No. of Options at Close of the Month	No. Of New Shares Arising Therefrom
						⦿ Ordinary (1) ◉ Ordinary (2) ◉ Preference ◉ Other Class

Total Exercised Money During the Month HKD

Equity Warrants

Description of Warrants (Date of Expiry -dd/mm/yyyy)	Currency of Nominal Value	Nominal Value at Close of Preceding Month	Exercised During the Month	Nominal Value at Close of the Month	No. Of New Sthares Arising Therefrom
1.	HKD				⦿ Ordinary (1) ◉ Ordinary (2) ◉ Preference ◉ Other Class
( ) Stock Code Subscription Price HKD					
2.	HKD				⦿ Ordinary (1) ◉ Ordinary (2) ◉ Preference ◉ Other Class
( ) Stock Code Subscription Price HKD					
3.	HKD				◉ Ordinary (1)

Subscription Price [HKD] [____]   ○ Other Class

4. [_____] [HKD] [____] [____] [____] [____]

                                             ◉ Ordinary (1)

([_____])   ○ Ordinary (2)

Stock Code [_____]   ○ Preference

Subscription Price [HKD] [____]   ○ Other Class

Convertibles

Class	Currency of Amount Outstanding	Amount at Close of Preceding Month	Converted During the Month	Amount at Close of the Month	No. Of New Shares Arising Therefrom
1. [_____]	[HKD]	[____]	[____]	[____]	[____]

                                             ◉ Ordinary (1)

Stock Code [_____]   ○ Ordinary (2)

Subscription Price [HKD] [____]   ○ Preference

                                             ○ Other Class

2. [_____] [HKD] [____] [____] [____] [____]

                                             ◉ Ordinary (1)

Stock Code [_____]   ○ Ordinary (2)

Subscription Price [HKD] [____]   ○ Preference

                                             ○ Other Class

3. [_____] [HKD] [____] [____] [____] [____]

                                             ◉ Ordinary (1)

Stock Code [_____]   ○ Ordinary (2)

Subscription Price [HKD] [____]   ○ Preference

                                             ○ Other Class

Other Issues of Shares

Type of Securities			No. Of New Shares Arising Therefrom
1. [Please Select One ▾] At Price : [HKD] [____]	Issue and allotment Date : (dd/mm/yyyy)	[____]	[____]

                                             ○ Ordinary (1)

                                             ○ Ordinary (2)

                                             ○ Preference

                                             ○ Other Class

2. [Please Select One ▾] At Price : [HKD] [____]   Issue and allotment Date : (dd/mm/yyyy) [____] [____]

                                             ◉ Ordinary (1)

                                             ○ Ordinary (2)

                                             ○ Preference

                                             ○ Other Class

3. [Please Select One ▾] At Price : [HKD] [____]   Issue and allotment Date : (dd/mm/yyyy) [____] [____]

                                             ◉ Ordinary (1)

                                             ○ Ordinary (2)

                                             ○ Preference

                                             ○ Other Class

○ Ordinary (2)
○ Preference
○ Other Class

5.Bonus Issue   Issue and allotment Date : (dd/mm/yyyy)

● Ordinary (1)
○ Ordinary (2)
○ Preference
○ Other Class

6.Repurchase of share   Cancellation Date: (dd/mm/yyyy)

● Ordinary (1)
○ Ordinary (2)
○ Preference
○ Other Class

7.Redemption of share   Redemption Date: (dd/mm/yyyy)

● Ordinary (1)
○ Ordinary (2)
○ Preference
○ Other Class

8.Other   At Price : HKD   Issue and allotment date

● Ordinary (1)
○ Ordinary (2)
○ Preference
○ Other Class

(Please specify)

Remarks (Max 160 Characters):

Authorised Signatory
* Name   Jason C. W. Yeung
* Title   Company Secretary

OK

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